Exhibit 99.1



Mannatech Names New SVP of Global Business Operations
Randy Bancino brings more than 25 years experience in the direct selling industry

Coppell, Texas, March 6, 2009 – Mannatech, Incorporated (NASDAQ - MTEX), a leading developer and provider of proprietary dietary supplements, weight management products and skin care solutions, today announced that Randy Bancino has joined the company as senior vice president of global business operations. Bancino will be responsible for managing the company's global corporate offices and future global expansion efforts.

After 15 years with one of the largest global companies in the direct selling industry, Bancino founded a training and consulting firm, Profitable Growth Partners, LLC., in 2006 that served clients ranging in size from small Internet start-ups to Fortune 100 giants. Bancino has also served as a college professor, general manager, chief information officer, and vice president of sales and marketing, working with various companies around the globe to drive strategic business growth.

"We are extremely pleased to announce Randy's addition to our management team," said Wayne Badovinus, president and CEO of Mannatech. "His vast and varied global business background and solid management experience will help position Mannatech for growth in our existing markets and drive our continuing global expansion."

Bancino graduated with distinction from Grand Valley State University with a degree in computer science, and has a master's degree in business administration from Western Michigan University.

About Mannatech
Mannatech, Incorporated, is a global wellness solutions provider of innovative, high-quality, proprietary dietary supplements, weight management products and skin care solutions sold through independent Associates and Members located in the United States and the international markets of Canada, Australia, the United Kingdom, Japan, New Zealand, the Republic of Korea, Taiwan, Denmark, Germany, South Africa, and Singapore. For more information please visit www.mannatech.com or www.allaboutmannatech.com.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain associates and members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions

reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact Information:
Gary Spinell
Vice President
Finance & Administration
972-471-6512
ir@mannatech.com
www.mannatech.com
www.exploremannatech.com
www.allaboutmannatech.com